November 23, 2009

By EDGAR Transmission and by Hand Delivery

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
File No. 000-23039

Dear Mr. O’Brien:

On behalf of China Precision Steel, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated November 5, 2009, with respect to the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2008, as amended (the “Annual Report”).

We understand and agree that:

a. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b. the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

18th Floor, Teda Building, 87 Wing Lok Street, Sheung Wan, Hong Kong, People’s Republic of China; Tel.: 86-21-5994-8500; Fax.: 86-21-5994-0382

Terence O’Brien
Division of Corporate Finance
November 23, 2009

Annual Report on Form 10-K, Filed September 15, 2008

Note 6. Valuation and Qualifying Accounts, page F-15

1.
We note your response to prior comment 1 with regard to the reversal of your bad debt provision of $1,105,866 during 2009. The inclusion of the $1.1 million reversal as a reconciling item on the cash flow statement implies that this adjustment was recorded as a direct increase to earnings. Please confirm how this reversal was booked, specifically addressing whether you reversed the bad debt expense into income and in which period this reversal was recorded. It appears that this reversal was booked in the fourth quarter of 2009. To the extent, the reversal was, in fact, entirely booked to earnings in the fourth quarter of 2009, please tell us what consideration was given to disclosing the impact of this reversal on income/(loss) from continuing operations before income tax in your Note 22 as it appears it may have had a 36% impact on pre-tax income during the fourth quarter 2009. Also, tell us what consideration was given to disclosing the impact this reversal had on fiscal year 2009 results in MD&A.

Response:  We confirm the understanding that the $1.1 million reversal of allowance for bad and doubtful debts was recorded as other income and entirely booked in the fourth quarter of FY2009.

We agree that the impact of this reversal is substantial on the pre-tax income for the fourth quarter and have noted your comment regarding missing disclosure for quarterly data in Note 22 and in the MD&A section of the Form 10-K. We will ensure, in our future filings, that all material impacts on our operating results from similar provisions or reversals will be appropriately disclosed in the relevant sections of the footnotes and the MD&A.

2.
Please tell us how your allowance for doubtful accounts of $830,127 at June 30, 2009 was calculated based on the aging that is provided on page 49 of your Form 10-K. You present $2.2 million of accounts greater than 180 days, however, we can not recalculate your allowance without knowing how much of the $2.2 million is greater than 180 and greater than one year.

Response:  Please refer to the following table for the provision calculation:

Aging based on due date – Accounts Receivable	Balance (RMB)	Provision %	Provision

181 to 360 days	14,812,245
Adjust for subsequent settlement	(6,185,403)
	8,626,842	50%	4,313,421
Over 360 days	1,356,929	100%	1,356,929
Total (RMB)			5,670,350
Total (USD @ 6.8307)			$830,127

Terence O’Brien
Division of Corporate Finance
November 23, 2009

We will ensure, in future filings, to disclose any subsequent settlement or any other related adjustment to give readers a better understanding of how the amount of provision could be derived based on our accounting policy for allowance for bad and doubtful debts.

Note 17. Income Taxes, page F-22

3.
We note your response to prior comment 2 with regard to your income tax payable balances for 2006 through 2008. Your response indicates that “the ultimate amount and timing of income tax payments are based on the assessment of taxable income by local tax authority in the PRC.” Your response further states that the amount of income tax payable at June 30, 2009 of $4.8 million includes “$4.7 million from the taxable income for prior years that had not yet been assessed by or paid to the PRC tax authorities.” Please clarify what you mean by “not been assessed” by the tax authorities and explain the taxing process in the PRC, specifically addressing whether or not the amount you file on your tax return differs with the amount “assessed” by the taxing authority and whether or not payment of the tax liability isn’t actually triggered until a PRC tax official audits and approves the tax return. To the extent the tax assessment process directly impacts the amount of income tax payable that is recorded in your financial statements, please consider enhancing your critical accounting policy for income taxes, in future filings, to discuss the taxing process and the prospects for material adjustments to your income tax accounts and the corresponding earnings impact.

Response:  In PRC, the tax year with respect to assessment of Enterprise Income Taxes (“EIT”) ends December 31 and taxpayers should file their annual income tax returns within four months from the end of each tax year. The taxing authority will then arrange for a designated accounting firm to perform an on-site tax audit for all relevant items in the tax return. The amount we file on our tax return could differ with the amount assessed by the taxing authority due to differences in recognition of items such as taxable income, tax reductions and exemptions per the tax audit.

The amount of income tax payable at June 30, 2009 of $4.8 million includes $4.7 million from the taxable income for prior years that have not yet been audited by a PRC tax official or a designated accounting firm (not assessed by the taxing authority), and payment of these tax liabilities have not  been triggered.  However, as explained in our previous response letter dated October 22, 2009, we expect this $4.7 million of income taxes payable to be audited and paid to the tax authorities over the next 12 months as of June 30, 2009, and have therefore recognized and recorded these potential tax liabilities as income taxes payable in our US GAAP consolidated group accounts in accordance with ASC Topic No. 740 “Accounting for Uncertainty in Income Taxes.”

Terence O’Brien
Division of Corporate Finance
November 23, 2009

We agree with your comment that the tax assessment process directly impacts earnings and the amount of income taxes payable that are recorded in our financial statements, and will enhance our critical accounting policy for income taxes, in future filings, to discuss the taxing process and disclose that in the case where the ultimate amount of income taxes payable assessed by the local tax authority is different from the amount we have provided in our consolidated group accounts, there will be an impact on our future operating results, to help readers better understand our income taxes position and impact of assessment on our financial statements.

 (Remainder of Page Left Blank Intentionally)

Terence O’Brien
Division of Corporate Finance
November 23, 2009

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983-1523.

Sincerely,

CHINA PRECISION STEEL INC.

By:	/s/ Wo Hing Li
Name: Wo Hing Li
Title: Chief Executive Officer

cc: Scott Kline, Esq.